EXHIBIT 2






                                       July 11, 1997




Board of Directors
Great Eastern Energy and Development Corporation
5990 Greenwood Plaza Boulevard, Suite 127
Greenwood Village, Colorado 80111-4708



Gentlemen:

     You have requested our opinion with respect to the fairness, from a financial point of view, to the shareholders of Great Eastern Energy and Development Corporation ("Company"), of the terms of the proposed offer ("Offer") to purchase outstanding shares of common stock of the Company by Caprito Gas Corporation ("Caprito"). Under the terms of the Offer, Caprito will tender for all of the issued and outstanding common stock of the Company at $0.22 per share.

In arriving at our opinion we have:

     1. Reviewed certain publicly-available financial statements and and reports regarding the Company;

     2. Analyzed certain internal financial statements and other financial and operating data concerning the Company;

     3. Reviewed certain reserve information provided by the Company relating to the producing properties of the Company, including reserve reports prepared by third- party independent petroleum engineers for the Company;

     4. Reviewed additional engineering data which was provided by the Company;

     5. Discussed with management of the Company the operations of and future business prospects for the Company;

     6. Conducted such other analyses and provided such other services as we have deemed appropriate.






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Great Eastern Energy and Development Corporation
Board of Directors
July 11, 1997
Page Two

     In preparing our opinion, we have relied upon the accuracy and completeness of, and have not independently verified, the information supplied to us by the Company. We have not made any on-site inspections of any oil and gas properties and have not reviewed any leases or other oil and gas contracts. With respect to reserves, we have relied exclusively on the reserve report prepared by Resource Services International, Inc., which was furnished by the Company. The evaluation of proved reserves was as of January 1, 1997. The Company has advised us that there has been no material change in production subsequent to the date of the evaluation. With respect to the current interim financial statement of the Company, we have assumed that it is accurate, complete, and has been prepared in conformity with generally accepted accounting principles. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certificate of value.

     Our opinion is based on economic, market, financial, and other conditions as they exist at the time of this letter. Events occurring after the date hereof, including changes in the markets for oil and gas, could materially affect the conclusions reached in this opinion.

     As part of our business, we are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, mergers and acquisitions, and valuations for estate, corporate, and other purposes.

     Based on the foregoing and subject to the various assumptions and limitations set forth herein, it is our opinion that on the date hereof that the consideration to be received by the current shareholders of the Company in the Offer is fair to them from a financial point of view.

                                       Yours very truly,

                                       \s\ B. P. Huddleston
                                       --------------------
                                       B. P. Huddleston, P.E.

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